SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

AMENDMENT No. 1

Switchboard Incorporated

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

871045 10 0

(CUSIP Number)

ePresence, Inc.

120 Flanders Road, Westboro, MA 01581-5013

Telephone: 508-898-1000

Attention: Richard M. Spaulding

Senior Vice President and Chief Financial Officer

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 25, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ePresence, Inc. 04-2798394

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Commonwealth of Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 9,802,421 8. Shared Voting Power 0 9. Sole Dispositive Power 9,802,421 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,802,421

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒

13.	Percent of Class Represented by Amount in Row (11) 51.0%

14.	Type of Reporting Person (See Instructions) CO

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Item 1. Security and Issuer.

This statement on Schedule 13D relates to the common stock, $0.01 par value per share (the “Common Stock”), of Switchboard Incorporated, a Delaware corporation (“Switchboard” or “Issuer”). The principal executive offices of Switchboard are located at 120 Flanders Road, Westboro, MA 01581-5013.

Any statement in this Schedule 13D that is not a statement of historical fact, including any statement containing the term “anticipates,” “expects,” “believes,” “proposed,” or any similar expression, is a forward-looking statement that is subject to change based on a number of risks and uncertainties, including without limitation the trading price of, and strength of the market for, Switchboard Common Stock, unanticipated claims against and liabilities of ePresence or Switchboard, developments in Switchboard’s business, Switchboard’s financial results, the consummation of the Merger, and ePresence stockholder approval of its proposed asset sale, the Merger, and liquidation and dissolution on ePresence’s currently anticipated timeframe. ePresence undertakes no obligation to update any forward-looking statement.

Item 2. Identity and Background.

(a)-(c) The name of the corporation filing this statement is ePresence, Inc. ePresence is a Massachusetts corporation (“ePresence” or the “Reporting Person”). ePresence’s principal business is providing Security and Identity Management solutions and other technology-related services. The address of the principal executive offices of ePresence is 120 Flanders Road, Westboro, MA 01581-5013. To the best knowledge of ePresence, set forth on Schedule A attached hereto, which is incorporated herein by reference, is the

•	name, residence or business address
•	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted
•	shares of Switchboard Common Stock beneficially owned, and
•	citizenship

of each of ePresence’s directors and executive officers, as of the date of filing this statement. Neither ePresence nor, to the best of ePresence’s knowledge, any person named on Schedule A attached hereto, is required to disclose legal proceedings pursuant to Items 2(d) or 2(e).

Item 3. Source and Amount of Funds or Other Consideration.

Pursuant to an Agreement and Plan of Merger, dated as of March 25, 2004 (the “Merger Agreement”), by and among, Infospace, Inc., a Delaware corporation (“Infospace”), Big Book Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Infospace (“Merger Sub”), and the Issuer, and subject to the conditions set forth therein, the Merger Sub will be merged with and into the Issuer (the “Merger”), with each share of Common Stock being converted into the right to receive a cash payment of $7.75. Switchboard will be the surviving corporation (the “Surviving Corporation”) and will become a wholly owned subsidiary of Infospace upon consummation of the Merger. The Merger is subject to regulatory approval and the approval of the Merger Agreement by the stockholders of the Issuer and ePresence and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement. The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 99.1 and incorporated herein in its entirety by reference.

ePresence acquired ownership of record of its 9,802,421 shares of Switchboard Common Stock on or about July 1, 2003 from its wholly owned subsidiary ePresence Securities Corporation, a Massachusetts corporation (“ESC”), in a liquidating distribution in connection with the liquidation and dissolution of ESC. No consideration was paid by ePresence to ESC in connection therewith.

Item 4. Purpose of the Transaction.

(a)-(b) As an inducement to Infospace to enter into the Merger Agreement, ePresence entered into a Majority Stockholder Voting Agreement, dated as of March 25, 2004 (the “Majority Stockholder Voting Agreement”), with Infospace and has, by executing the Majority Stockholder Voting Agreement and the related irrevocable proxy, irrevocably appointed Infospace (or any nominee of Infospace) as its lawful attorney and proxy. Such proxy gives Infospace the limited right to vote each of the

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9,802,421 shares of the Issuer’s Common Stock beneficially owned by ePresence (the “Shares”) in all matters related to the Merger, provided that such shares may not be voted with respect to the Merger until ePresence receives the approval of its stockholders. In addition, ePresence agreed to pay Infospace a termination fee of $3,000,000 and expenses of up to $500,000 in certain circumstances if (i) ePresence’s stockholders do not approve its disposition of its Switchboard shares in the Merger, (ii) if the ePresence board of directors does not include, withdraws or negatively modifies its recommendation in favor of the Merger.

As an additional inducement to Infospace to enter into the Merger Agreement, certain Switchboard stockholders, including each of Mr. William P. Ferry, ePresence’s chief executive officer, Mr. Richard M. Spaulding, ePresence’s chief financial officer, and Robert M. Wadsworth, a member of ePresence’s board of directors (the “Switchboard Stockholders”) entered into voting agreements, dated as of March 25, 2004 (the “Switchboard Voting Agreements”), with Infospace and Switchboard. By executing a Switchboard Voting Agreement and the related irrevocable proxies, the Switchboard Stockholders irrevocably appointed Infospace (or any nominee of Infospace) as his lawful attorney and proxy. Such proxies give Infospace the limited right to vote each of the shares of the Issuer’s Common Stock beneficially owned by the Switchboard Stockholders (the “Management Shares”) in all matters related to the Merger. The number of shares which Mr. Ferry, Mr. Spaulding and Mr. Wadsworth represented to Infospace to be beneficially owned by him and subject to their respective Switchboard Voting Agreements is set forth in Schedule A which is hereby incorporated by reference herein.

In exercising its right to vote the Shares and the Management Shares as lawful attorney and proxy of ePresence and the Switchboard Stockholders, Infospace’s (or any nominee of Infospace’s) power with respect to the Shares and the Management Shares will be limited, at every Issuer stockholders’ meeting and every written consent in lieu of such meeting, to voting the Shares and the Management Shares (a) in favor of approval and adoption of the Merger and the Merger Agreement and the transactions contemplated thereby and by the Majority Stockholder Voting Agreement and the Switchboard Voting Agreements (b) in favor of any matter that could be reasonably expected to facilitate the Merger and (c) against any matter that could reasonably be expected to hinder, impede or delay the Merger or materially adversely affect the Merger and the transactions contemplated thereby and by the Merger Agreement and the Majority Stockholder Voting Agreement and the Switchboard Voting Agreements. ePresence may vote the Shares on all other matters and the Switchboard Stockholders may vote their Management Shares on all other matters. The Switchboard Voting Agreements and the Majority Stockholder Voting Agreement terminate upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement and (ii) the date of termination of the Merger Agreement.

ePresence also agreed not to dispose of beneficial ownership (within the meaning of Section 13(d) of the Exchange Act) of any of the Shares during the term of the Majority Stockholder Voting Agreement; and the parties to the Switchboard Voting Agreements agreed not to dispose of beneficial ownership (within the meaning of Section 13(d) of the Exchange Act) of any of the Management Shares during the term of the Switchboard Voting Agreements.

In addition, Infospace entered into voting agreements (the “ePresence Voting Agreements”) with each person listed on Schedule A hereto (the “ePresence Management Persons”). Pursuant to the ePresence Voting Agreements and the related irrevocable proxies, each of the ePresence Management Persons irrevocably appointed Infospace (or any nominee of Infospace) as his lawful attorney and proxy. Such proxies give Infospace the limited right to vote the shares of ePresence’s Common Stock beneficially owned by the ePresence Management Persons (the “Parent Shares”) in all matters related to the Merger. The number of shares of ePresence Common Stock which each of the ePresence Management Persons represented to Infospace to be beneficially owned by him and subject to the ePresence Voting Agreements is set forth in Schedule A which is hereby incorporated by reference herein.

In exercising its right to vote the Parent Shares as lawful attorney and proxy of ePresence, Infospace’s (or any nominee of Infospace’s) power with respect to the Parent Shares will be limited, at every ePresence stockholders’ meeting and every written consent in lieu of such meeting, to voting the Parent Shares (a) in favor of the disposition of the shares of Switchboard common stock beneficially owned by ePresence pursuant to the Merger (the “ePresence Stockholder Voting Proposal”) and any action in furtherance thereof and (b) against any matter that could reasonably be expected to hinder, impede or delay the ePresence Stockholder Voting Proposal or the Merger or materially adversely affect the ePresence Stockholder Voting Proposal or the Merger and the transactions contemplated thereby and by the Merger Agreement and the ePresence Voting Agreements. Each of the ePresence Management Persons may vote their respective shares of ePresence Common Stock on all other matters. The ePresence Voting Agreements terminate upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement and (ii) the date of termination of the Merger Agreement.

Additionally, each of the ePresence Management Persons agreed not to dispose of beneficial ownership (within the meaning of Section 13(d) of the Exchange Act) of any of their respective shares of ePresence Common Stock during the term of the ePresence Voting Agreements.

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The foregoing summary of the Majority Stockholder Voting Agreement is qualified in its entirety by reference to the copy of the form of Majority Stockholder Voting Agreement included as Exhibit 99.2 and incorporated herein in its entirety by reference. The foregoing summary of the Switchboard Voting Agreements is qualified in its entirety by reference to the copy of the form of Switchboard Voting Agreement included as Exhibit 99.3 and incorporated herein in its entirety by reference. The foregoing summary of the ePresence Voting Agreements is qualified in its entirety by reference to the copy of the form of ePresence Voting Agreement included as Exhibit 99.4 and incorporated herein in its entirety by reference.

(c) Not applicable.

(d) Upon consummation of the Merger, the officers and directors of the Surviving Corporation shall be the officers and directors of Merger Sub immediately prior to the effective time of the Merger, until their respective successors are duly elected or appointed and qualified.

(e) Other than as a result of the Merger described in Item 3, not applicable.

(f) Not applicable.

(g) Upon consummation of the Merger, the certificate of incorporation of the Issuer, as amended pursuant to the Merger Agreement, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided by Delaware Law and such certificate of incorporation. Upon consummation of the Merger, the bylaws of the Issuer, as amended pursuant to the Merger Agreement, shall be the bylaws of the Surviving Corporation until thereafter amended.

(h)-(i) If the Merger is consummated as planned, the Issuer Common Stock will be deregistered under the Exchange Act, and delisted from The Nasdaq Stock Market’s National Market.

(j) Other than described above, ePresence currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(i) of Schedule 13D (although ePresence reserves the right to develop such plans).

Item 5. Interest in Securities of the Issuer.

(a)-(b) ePresence beneficially owns 9,802,421 shares of Switchboard, representing 51.0% of Switchboard’s outstanding common stock as of March 24, 2004. See also Schedule A attached hereto. ePresence disclaims beneficial ownership of the shares listed on Schedule A hereto and disclaims membership in a group with the individuals listed on Schedule A hereto.

(c) Neither ePresence nor, to the knowledge of ePresence, any person named in Schedule A, has effected any transaction in the Common Stock during the past 60 days, except that Mr. Kitlinski sold 1,000 shares of Common Stock on March 26, 2004 at a per share price of $7.67 and Mr. Silk sold 10,000 shares of Common Stock on March 30, 2004 at a per share price of $7.68.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

To the knowledge of ePresence, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons or entities listed in Item 2 and between such persons or entities and any person or entity with respect to any securities of Switchboard, including but not limited to transfer of voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except as disclosed herein with respect to the Merger and except as follows:

1.	Agreement and Plan of Merger, dated March 25, 2004, by and among Switchboard, Infospace and Big Book Acquisition Corp.

2.	Form of Majority Stockholder Voting Agreement, dated March 25, 2004, by and between ePresence and Infospace.

3.	Form of Switchboard Voting Agreement, dated March 25, 2004, by and between Infospace, Switchboard and certain Switchboard stockholders.

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4.	Form of ePresence Voting Agreement, dated March 25, 2004, by and among Infospace, Switchboard and certain ePresence stockholders.

5.	Amended and Restated Registration Rights Agreement, as amended, by and among Switchboard, America Online, Inc., Digital City Inc. and ePresence dated February 20, 1998.

6.	Amended and Restated Registration Rights Agreement by and between Switchboard and ePresence dated May 3, 1999.

7.	Registration Rights Agreement dated March 7, 2000 by and between Switchboard and ePresence.

8.	Non-Statutory Stock Option Agreements between Switchboard and William P. Ferry, dated September 14, 1999, October 18, 1999, April 24, 2001, May 16, 2001, January 29, 2002, May 16, 2002 and November 13, 2003.

9.	Non-Statutory Stock Option Agreements between Switchboard and Richard M. Spaulding, dated January 14, 1997, September 14, 1999, April 24, 2001, May 16, 2001, January 29, 2002, May 16, 2002 and November 13, 2003.

10.	Non-Statutory Stock Option Agreements between Switchboard and Robert M. Wadsworth, dated September 14, 1999, April 24, 2001, May 16, 2001, January 29, 2002, May 16, 2002 and November 13, 2003.

Item 7. Material to be Filed as Exhibits.

EXHIBIT DESCRIPTION

99.1.	Agreement and Plan of Merger, dated March 25, 2004, by and among Switchboard, Infospace and Big Book Acquisition Corp.

99.2.	Form of Majority Stockholder Voting Agreement, dated March 25, 2004, by and between ePresence, Switchboard and Infospace.

99.3.	Form of Switchboard Voting Agreement, dated March 25, 2004, by and between Infospace, Switchboard and certain Switchboard stockholders.

99.4.	Form of ePresence Voting Agreement, dated March 25, 2004, by and among Infospace, Switchboard and certain ePresence stockholders.

99.5.	Amended and Restated Registration Rights Agreement, as amended, by and among Switchboard, America Online, Inc., Digital City Inc. and ePresence dated February 20, 1998. (A)

99.6.	Amended and Restated Registration Rights Agreement by and between Switchboard and ePresence dated May 3, 1999. (A)

99.7.	Registration Rights Agreement dated March 7, 2000 by and between Switchboard and ePresence. (B)

99.8.	Non-Statutory Stock Option Agreement between Switchboard and William P. Ferry, dated September 14, 1999. (A)

99.9.	Non-Statutory Stock Option Agreement between Switchboard and William P. Ferry, dated October 18, 1999. (A)

99.10.	Non-Statutory Stock Option Agreement between Switchboard and William P. Ferry, dated April 24, 2001.(C)

99.11.	Non-Statutory Stock Option Agreement between Switchboard and William P. Ferry, dated May 16, 2001. (C)

99.12.	Non-Statutory Stock Option Agreement between Switchboard and William P. Ferry, dated January 29, 2002. (C)

99.13.	Non-Statutory Stock Option Agreement between Switchboard and William P. Ferry, dated May 16, 2002. (C)

99.14.	Non-Statutory Stock Option Agreement between Switchboard and Richard M. Spaulding, dated January 14, 1997. (C)

99.15.	Non-Statutory Stock Option Agreement between Switchboard and Richard M. Spaulding, dated September 14, 1999. (A)

99.16.	Non-Statutory Stock Option Agreement between Switchboard and Richard M. Spaulding, dated April 24, 2001. (C)

99.17.	Non-Statutory Stock Option Agreement between Switchboard and Richard M. Spaulding, dated May 16, 2001. (C)

99.18.	Non-Statutory Stock Option Agreement between Switchboard and Richard M. Spaulding, dated January 29, 2002. (C)

99.19.	Non-Statutory Stock Option Agreement between Switchboard and Richard M. Spaulding, dated May 16, 2002. (C)

99.20.	Non-Statutory Stock Option Agreement between Switchboard and Robert M. Wadsworth, dated September 14, 1999.(A)

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99.21.	Non-Statutory Stock Option Agreement between Switchboard and Robert M. Wadsworth, dated April 24, 2001. (C)

99.22.	Non-Statutory Stock Option Agreement between Switchboard and Robert M. Wadsworth, dated May 16, 2001. (C)

99.23.	Non-Statutory Stock Option Agreement between Switchboard and Robert M. Wadsworth, dated January 29, 2002. (C)

99.24.	Non-Statutory Stock Option Agreement between Switchboard and Robert M. Wadsworth, dated May 16, 2002. (C)

99.25.	Amendment to Stock Option Agreement between Switchboard and William P. Ferry, dated April 3, 2000. (C)

99.26.	Amendment to Stock Option Agreement between Switchboard and William P. Ferry, dated October 10, 2002. (C)

99.27.	Amendment to Stock Option Agreement between Switchboard and Richard M. Spaulding, dated April 3, 2000. (C)

99.28.	Amendment to Stock Option Agreement between Switchboard and Richard M. Spaulding, dated October 10, 2002. (C)

99.29.	Amendment to Stock Option Agreement between Switchboard and Robert Wadsworth, dated April 3, 2000. (C)

99.30.	Amendment to Stock Option Agreement between Switchboard and Robert Wadsworth, dated October 10, 2002. (C)

99.31.	Non-Qualified Stock Option Agreement between Switchboard and Richard Spaulding dated November 13, 2003.

99.32.	Non-Qualified Stock Option Agreement between Switchboard and Richard Spaulding dated November 13, 2003.

99.33.	Non-Qualified Stock Option Agreement between Switchboard and William Ferry dated November 13, 2003.

99.34.	Non-Qualified Stock Option Agreement between Switchboard and William Ferry dated November 13, 2003.

99.35.	Non-Qualified Stock Option Agreement between Switchboard and Robert Wadsworth dated November 13, 2003.

99.36.	Non-Qualified Stock Option Agreement between Switchboard and Robert Wadsworth dated November 13, 2003.

(A) Incorporated by reference to the Form S-1 (File No. 333-90013) filed by Switchboard, as declared effective by the Securities and Exchange Commission on March 1, 2000.

(B) Incorporated by reference from the Quarterly Report on Form 10-Q (File No. 000-28871) filed by Switchboard with the Securities and Exchange Commission on May 15, 2000.

(C) Incorporated by reference from the Schedule 13D filed by ePresence with the Securities and Exchange Commission on October 23, 2003.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

DATED: April 5, 2004

ePRESENCE, INC.

By:	/s/ RICHARD M. SPAULDING

Name: Richard M. Spaulding Title: Senior Vice President and Chief Financial Officer, Treasurer and Clerk

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Schedule A

NAME	SHARES OF SWITCHBOARD BENEFICIALLY OWNED (1)	SHARES OF ePRESENCE BENEFICIALLY OWNED (1)
EXECUTIVE OFFICERS OF ePRESENCE:

Anthony J. Bellantuoni (2) Senior Vice President, Human Resources	0	234,000
William P. Ferry (3) Chairman, Chief Executive Officer and President	225,000	2,090,000
Scott E. Kitlinski (4) Vice President and Chief Information Officer	0	104,260
Scott Silk (5) Senior Vice President and General Manager, Services	0	390,001
Richard M. Spaulding (6) Senior Vice President, Chief Financial Officer, Treasurer and Clerk	155,000	302,746

DIRECTORS OF ePRESENCE:
John F. Burton (7)	0	180,000
Albert A. Notini (8)	0	78,000
John J. Rando (9)	0	78,000
Fontaine K. Richardson (10)	0	106,944

Robert M. Wadsworth (11)	140,000	2,708,580

(1) Unless otherwise indicated, each person exercises sole voting and dispositive power over shares of Switchboard Common Stock and ePresence Common Stock beneficially owned by such person. The business address of each person is c/o ePresence, Inc., 120 Flanders Rd., Westboro, MA 01581 and the citizenship of each person is the United States of America.

(2) Mr. Bellantuoni’s ePresence shares include 130,000 shares subject to options that are exercisable or will become exercisable within 60 days following the date hereof.

(3) Mr. Ferry is also a Director of ePresence, Inc. Mr. Ferry’s Switchboard shares include 200,000 shares subject to options that are exercisable or will become exercisable within 60 days following the date hereof. Mr. Ferry’s ePresence shares include 1,650,000 shares subject to options that are exercisable or will become exercisable within 60 days following the date hereof.

(4) Mr. Kitlinski’s ePresence shares include 83,000 shares subject to options that are exercisable or will become exercisable within 60 days following the date hereof.

(5) Mr. Silk’s ePresence shares include 280,001 shares subject to options that are exercisable or will become exercisable within 60 days following the date hereof.

(6) Mr. Spaulding’s Switchboard shares include 141,250 shares subject to options that are exercisable or will become exercisable within 60 days following the date hereof. Mr. Spaulding’s ePresence shares include 183,746 shares subject to options that are exercisable or will become exercisable within 60 days following the date hereof.

(7) Mr. Burton’s ePresence shares consist of 180,000 shares subject to options that are exercisable or will become exercisable within 60 days following the date hereof. Mr. Burton is a Managing Director of Updata Capital, Inc., an investment banking firm, and a Managing General Partner of Updata Venture Partners, LLC, a venture capital firm, each with an address at 2100 Reston Parkway, Suite 430, Reston, VA 20191.

(8) Mr. Notini is Executive Vice President and Chief Financial Officer of Manufacturers’ Services Limited, a global electronic manufacturing services company, with an address at 300 Baker Avenue, Suite 106, Concord, MA 01742-2131. Mr. Notini’s

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ePresence shares consist of 78,000 shares subject to options that are exercisable or will become exercisable within 60 days following the date hereof.

(9) Mr. Rando is an advisor and partner at NewcoGen Group LLC, a venture development firm, with an address at 150 CambridgePark Drive, Cambridge, MA 12140. Mr. Rando’s ePresence shares consist of 78,000 shares subject to options that are exercisable or will become exercisable within 60 days following the date hereof.

(10) Mr. Richardson is a private investor with a business address c/o ePresence. Mr. Richardson’s ePresence shares include 80,000 shares subject to options that are exercisable or will become exercisable within 60 days following the date hereof.

(11) Mr. Wadsworth is a managing director of HarbourVest Partners, LLC, a venture capital management company, with an address at One Financial Center, 44th Floor, Boston, MA 02111. Mr. Wadsworth’s Switchboard shares consist of 140,000 shares subject to options that are exercisable or will become exercisable within 60 days following the date hereof. Mr. Wadsworth’s ePresence shares consist of 77,000 shares subject to options that are exercisable or will become exercisable within 60 days following the date hereof and 2,631,580 shares beneficially owned by HarbourVest Partners V – Direct Fund, L.P., which are all subject to the ePresence Voting Agreement.